SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Amendment to the Company’s Articles of Association

As previously disclosed, on September 7, 2023, Nano Dimension Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Articles of Association. Attached hereto as Exhibit 99.1 are the Company’s Amended and Restated Articles of Association, as amended, which reflect the approval of Proposal No. 4 from the Meeting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Amended and Restated Articles of Association of Nano Dimension Ltd., as amended on September 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 14, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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